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SEC MAIL PROCESSING SECTION RECEIVED MAR 13 2015

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Bryant Park Capital Securities , Inc.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

489 5th Avenue-16th Flr.
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Magerman — 484-586-8212 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- if individual, state last, first, middle name)

1800 JFK Blvd - 20th Flr.	Philadelphia	PA	19103
	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOCUSN NON-PUBLIC

OATH OR AFFIRMATION

I, Joel Magerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryant Park Capital Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

DONNA MUSSIG
Notary Public, State of New York
No. 01MU6231220
Qualified in Kings County
Commission Expires Nov. 22, 20 18

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT PARK CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

BRYANT PARK CAPITAL SECURITIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bryant Park Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. as of December 31, 2014. This financial statement is the responsibility of Bryant Park Capital Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
March 11, 2015

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD, PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BRYANT PARK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	64,478
Due from Parent		257,256
Other assets		12
TOTAL ASSETS	$	321,746
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES	$	-
Shareholder's equity:		
Common stock, no par value; 15,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		153,710
Retained earnings		158,036
Total shareholder's equity		321,746
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	321,746

See accompanying notes to statement of financial condition

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of Bryant Park Capital, LLC (the "Parent").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records revenue from its investment banking and other business activities at the time the transaction is closed.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

The Company elected to be treated as a Qualified Subchapter S Subsidiary of the Parent under the Internal Revenue Code. As such, the Company is not liable for federal income taxes on operating income. For federal tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. State and local income taxes are calculated as if the Company files on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Company's statement of financial condition utilizing currently enacted tax laws and rates.

NOTE 3. INCOME TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company and Parent file income tax returns in the U.S. federal, state, and local jurisdictions. Generally, the Company and its Parent are no longer subject to federal, state, or local income tax examinations by these taxing authorities for years before 2011.

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014, the Company had net capital of approximately $64,500 which was approximately $59,500 in excess of the required minimum net capital of $5,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

NOTE 5. RELATED-PARTY TRANSACTIONS

In accordance with a service agreement between the Parent and the Company expiring December 31, 2019, all administrative expenses of the Company are paid by the Parent. The Parent has calculated the total allocable expenses applicable to the Company for the year ended December 31, 2014 as $279,163. For the year ended December 31, 2014, the Company distributed to the Parent $310,000.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were distributed to the Parent during 2014.

NOTE 6. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date the statement of financial condition was issued and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.